Form 40-F
period 2021-10-31
VersaBank
filed 2022-01-28
CIK 1690639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: October 31, 2021
Commission File Number: 001-40805

VersaBank
(Exact name of registrant as specified in its charter)
Canada	6029	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

140 Fullarton Street, Suite 2002
London, Ontario N6A 5P2
Canada
(519) 645-1919
(Address and telephone number of registrant’s principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(800) 221-0102
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol	Name of Each Exchange On Which Registered:
Common Shares, no par value	VBNK	The Nasdaq Global Select Market
Common Shares, no par value	VBNK	Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:
☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 27,441,082 common shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
☐
†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☐

PRINCIPAL DOCUMENTS

The following documents are filed as part of this Annual Report on Form 40-F:

A.     Annual Information Form

For the Registrant’s Annual Information Form for the year ended October 31, 2021, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.     Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the year ended October 31, 2021, including the Report of Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C.    Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended October 31, 2021 (“MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

A.    Certifications

The required disclosure is included in Exhibits 99.5 and 99.6 of this Annual Report on Form 40-F.

B.    Disclosure Controls and Procedures

As of the end of the Registrant’s year ended October 31, 2021, an internal evaluation was conducted under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” as defined in Rule 13a-15(e) under Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Registrant’s disclosure controls and procedures were effective in ensuring that the information required to be disclosed in the reports that the Registrant files with or submits to the Securities and Exchange Commission (the “Commission”) is recorded, processed, summarized and reported, within the required time periods.

It should be noted that while the Chief Executive Officer and the Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

C.    Management’s Annual Report on Internal Control over Financial Reporting

The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer with the assistance of the Disclosure Committee, consisting of members of senior management, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management assessed the effectiveness of the Registrant’s internal control over financial reporting as of October 31, 2021, based on the criteria set forth in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that, as of October 31, 2021, the Registrant’s internal control over financial reporting was effective.

D.    Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 40-F does not include an attestation report on the internal control over financial reporting of the Registrant’s independent registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies”.

E.    Changes in Internal Control over Financial Reporting

During the year ended October 31, 2021, there were no changes to the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Peter M. Irwin and Paul G. Oliver are serving on its audit committee and are “independent” (as defined by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Marketplace Rules) and that Peter M. Irwin and Paul G. Oliver are “audit committee financial experts” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F). For a description of Peter M. Irwin’s and Paul G. Oliver’s relevant experience in financial matters, see the biographical descriptions for Peter M. Irwin and Paul G. Oliver under “Audit Committee” in the Registrant’s Annual Information Form for the year ended October 31, 2021, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

The SEC has indicated that the designation of each of Peter M. Irwin and Paul G. Oliver as audit committee financial experts does not make them an “expert” for any purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a code of ethics (the “Code of Conduct,” as the term is defined in paragraph 9(b) of General Instruction B to Form 40-F), which is applicable to all of its directors, managers, officers and employees (including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing functions). The full text of the Code of Conduct is available on the Registrant’s website at https://www.versabank.com/codes-and-commitments.

In the past fiscal year, the Registrant has not granted any waiver, including an implicit waiver, from any provision of its Code of Conduct.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Auditor Fees” and “Pre-Approval Policies and Procedures” in the Registrant’s Annual Information Form for the year ended October 31, 2021, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under the heading “Off-Balance Sheet Arrangements” on page 29 of our MD&A, set forth in Exhibit 99.3, is incorporated by reference herein.

1 R.W. (Dick) Carter temporarily recused himself from matters involving the Board of Directors on August 27, 2021, and will remain recused until such time as this Annual Report on Form 40-F is filed. For a description of Mr. Carter’s relevant experience in financial matters, see the biographical descriptions under “Audit Committee” in the Registrant’s Annual Information Form for the year ended October 31, 2021, filed as Exhibit 99.1 hereto.

CONTRACTUAL OBLIGATIONS

The disclosure provided under the heading “Contractual Obligations” on page 29 of our MD&A, set forth in Exhibit 99.3, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s Audit Committee members consist of R.W. (Dick) Carter, Peter M. Irwin and Paul G. Oliver. See “Directors and Officers” and “Audit Committee” in the Registrant’s Annual Information Form for the fiscal year ended October 31, 2021, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

The Registrant is a foreign private issuer and its common shares are listed on the Nasdaq Global Select Market (“Nasdaq”).

Nasdaq Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Rule 5250(d), and the Direct Registration Program requirement set forth in Rules 5210(c) and 5255; provided, however, that such a company shall comply with the Notification of Material Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii).

The Registrant does not follow Rule 5605(b)(1), which requires companies to have a majority of the board of directors comprised of Independent Directors as defined in Rule 5605(a)(2). In lieu of following Rule 5605(b)(1), the Registrant follows the rules of the Toronto Stock Exchange.

The Registrant does not follow Rule 5605(b)(2), which requires companies that its Independent Directors must have regularly scheduled meetings at which only Independent Directors are present (“executive meetings”). In lieu of following Rule 5605(b)(2), the Registrant follows the rules of the Toronto Stock Exchange.

The Registrant does not follow Rule 5605(d)(1), which requires companies to adopt a formal written compensation committee charter and have a compensation committee review and reassess the adequacy of the charter on an annual basis. In lieu of following Rule 5605(d)(1), the Registrant follows the rules of the Toronto Stock Exchange.

The Registrant does not follow Rule 5605(d)(2), which requires companies to have a compensation committee comprised of at least two members, with each member being Independent Director as defined under Rule 5605(a)(2). In lieu of following Rule 5605(d)(2), the Registrant follows the rules of the Toronto Stock Exchange.

The Registrant does not follow Rule 5605(e)(1), which requires independent director involvement in the selection of director nominees, by having a Nominations Committee comprised solely of independent directors. In lieu of following Rule 5605(e)(1), the Registrant follows the rules of the Toronto Stock Exchange.

The Registrant does not follow Rule 5605(e)(2), which requires companies to adopt a formal written charter or board resolution, as applicable, addressing the director nomination process and such related matters as may be required under the federal securities laws. In lieu of following Rule 5605(e)(2), the Registrant follows the rules of the Toronto Stock Exchange.

The Registrant does not follow Rule 5610, which requires companies to adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available and comply with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002 and any regulations promulgated thereunder by the SEC. In lieu of following Rule 5610, the Registrant follows the rules of the Toronto Stock Exchange.

2 R.W. (Dick) Carter temporarily recused himself until such time as this Annual Report on Form 40-F is filed.

The Registrant does not follow Rule 5620(c) (shareholder quorum) but instead follows its home country practice, as described below:

●
Shareholder Meeting Quorum Requirements: The Nasdaq minimum quorum requirement under Rule 5620(c) for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a registrant listed on Nasdaq is required to state its quorum requirement in its by-laws. The Registrant’s quorum requirement is set forth in its by-laws. A quorum for a meeting of shareholders of the Registrant is two shareholders or proxyholders that hold or represent, as applicable, not less than 25 percent of the issued and outstanding shares entitled to be voted at the meeting.

The foregoing is consistent with the laws, customs and practices in Canada.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Please see “Caution Regarding Forward Looking Information” in the Annual Information Form of the Registrant for the year ended October 31, 2021, filed as Exhibit 99.1 to this Annual Report on Form 40-F for a discussion of risks, uncertainties, and assumptions that could cause actual results to vary from those forward-looking statements.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE SECURITIES EXCHANGE ACT OF 1934

In accordance with section 13(r) of the U.S. Securities Exchange Act of 1934, we are required to disclose certain Iran-related activities. We maintain a robust economic sanctions compliance program which monitors compliance with economic sanctions requirements in the jurisdictions in which we operate and we believe we have been in compliance with relevant economic sanctions legislation throughout fiscal 2021.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

VERSABANK

By:	/s/ David R. Taylor
Name:	David R. Taylor
Title:	President and Chief Executive Officer

Date: January 28, 2022

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Annual Information Form for the fiscal year ended October 31, 2021.
99.2	Consolidated Financial Statement Years ended October 31, 2021 and 2020.
99.3	Management’s Discussion and Analysis of Operations and Financial Condition for the Year Ended October 31, 2021.
99.4	Consent of KPMG LLP.
99.5
Certifications of the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated January 28, 2022.

99.6
Certifications of the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated January 28, 2022.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definitions Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL, and included in exhibit 101).