Form 40-F
period 2022-10-31
VersaBank
filed 2022-12-07
CIK 1690639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: October 31, 2022
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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 27,245,782 common shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
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

For the Registrant’s Annual Information Form for the year ended October 31, 2022, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.	Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the year ended October 31, 2022, including the Report of Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C.	Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended October 31, 2022 (“MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

A.	Certifications

The required disclosure is included in Exhibits 99.5 and 99.6 of this Annual Report on Form 40-F.

B.	Disclosure Controls and Procedures

As of the end of the Registrant’s year ended October 31, 2022, an internal evaluation was conducted under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” as defined in Rule 13a-15(e) under Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Registrant’s disclosure controls and procedures were effective in ensuring that the information required to be disclosed in the reports that the Registrant files with or submits to the Securities and Exchange Commission (the “Commission”) is recorded, processed, summarized and reported, within the required time periods and that information required to be disclosed by an Registrant in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Registrant’s internal control over financial reporting as of October 31, 2022, based on the criteria set forth in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that, as of October 31, 2022, the Registrant’s internal control over financial reporting was effective.

D.	Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 40-F does not include an attestation report on the internal control over financial reporting of the Registrant’s independent registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies”.

E.	Changes in Internal Control over Financial Reporting

During the year ended October 31, 2022, there were no changes to the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Paul G. Oliver, Peter M. Irwin and Richard H. L. Jankura are serving on its audit committee and are “independent” (as defined by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Marketplace Rules) and that Paul G. Oliver, Peter M. Irwin and Richard H. L. Jankura are “audit committee financial experts” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F). For a description of Paul G. Oliver’s, Peter M. Irwin’s and Richard H. L. Jankura’s relevant experience in financial matters, see the biographical descriptions for Paul G. Oliver, Peter M. Irwin and Richard H. L. Jankura’s under “Audit Committee” in the Registrant’s Annual Information Form for the year ended October 31, 2022, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

The SEC has indicated that the designation of each of Paul G. Oliver, Peter M. Irwin and Richard H. L. Jankura as audit committee financial experts does not make them an “expert” for any purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Auditor Fees” and “Pre-Approval Policies and Procedures” in the Registrant’s Annual Information Form for the year ended October 31, 2022, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated herein by reference.

Our independent registered public accounting firm is KPMG LLP, Toronto, ON, Canada, Auditor Firm ID:85

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under the heading “Off-Balance Sheet Arrangements” on page 30 of our MD&A, set forth in Exhibit 99.3, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under the heading “Contractual Obligations” on page 31 of our MD&A, set forth in Exhibit 99.3, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s Audit Committee members consist of Paul G. Oliver, Peter M. Irwin and Richard H.L. Jankura. See “Directors and Officers” and “Audit Committee” in the Registrant’s Annual Information Form for the fiscal year ended October 31, 2022, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Please see “Caution Regarding Forward Looking Information” in the Annual Information Form of the Registrant for the year ended October 31, 2022, filed as Exhibit 99.1 to this Annual Report on Form 40-F for a discussion of risks, uncertainties, and assumptions that could cause actual results to vary from those forward-looking statements.

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

VERSABANK

By:	/s/ David R. Taylor
Name:	David R. Taylor
Title:	President and Chief Executive Officer

Date: December 7, 2022

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Annual Information Form for the fiscal year ended October 31, 2022.
99.2	Consolidated Financial Statement Years ended October 31, 2022 and 2021.
99.3	Management’s Discussion and Analysis of Operations and Financial Condition for the Year Ended October 31, 2022.
99.4	Consent of KPMG LLP.
99.5
Certifications of the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated December 7, 2022.

99.6
Certifications of the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated December 7, 2022.

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