Form 40-F
period 2023-10-31
VersaBank
filed 2023-12-13
CIK 1690639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: October 31, 2023

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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 25,964,424 common shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

 ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

 ☐

PRINCIPAL DOCUMENTS

The following documents are filed as part of this Annual Report on Form 40-F:

A.         Annual Information Form

For the Registrant’s Annual Information Form for the year ended October 31, 2023, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.         Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the year ended October 31, 2023, including the Reports of Independent Registered Public Accounting Firms with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C.          Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended October 31, 2023 (“MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

A.         Certifications

The required disclosure is included in Exhibits 99.6 and 99.7 of this Annual Report on Form 40-F.

B.         Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at October 31, 2023, an evaluation was carried out by management related to the effectiveness of the Bank’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer identified a material weakness in the design of the Bank’s internal controls that prevented the identification of a single discrete misclassification in the statement of cash flows in each of the three interim unaudited financial statements within the year ended October 31, 2023, which has been corrected herein. More specifically, the Bank’s internal control structure did not include a control mechanism that effectively examined the securities portfolio in light of the requirements of IAS 7, Statement of Cash Flows. This matter had no impact on our annual audited financial statements as of October 31, 2023 and 2022.

C.         Management’s Annual Report on Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank.

At October 31, 2023, an evaluation was carried out by management related to the effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and financial statement compliance with International Financial Reporting Standards. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures were not effective as a result of a material weakness in our internal controls over financial reporting as of October 31, 2023 as discussed above. These evaluations were conducted in accordance with the standards of the 2013 Internal Control – Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and the requirements of National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.

A Disclosure Committee, consisting of members of senior management, assists the Chief Executive Officer and the Chief Financial Officer in their responsibilities related to evaluating the effectiveness of the Bank’s internal control systems and processes. Management’s evaluation of controls can only provide reasonable, not absolute, assurance that all internal control issues that may result in material misstatement, if any, have been detected.

Other than the items described above there were no changes in the Bank’s internal controls over financial reporting that occurred during the year ended October 31, 2023, that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

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

E.         Changes in Internal Control over Financial Reporting

During the year ended October 31, 2023, there were no changes to the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Paul G. Oliver, Peter M. Irwin and Richard H. L. Jankura are serving on its audit committee and are “independent” (as defined by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Marketplace Rules) and that Paul G. Oliver, Peter M. Irwin and Richard H. L. Jankura are “audit committee financial experts” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F). For a description of Paul G. Oliver’s, Peter M. Irwin’s and Richard H. L. Jankura’s relevant experience in financial matters, see the biographical descriptions for Paul G. Oliver, Peter M. Irwin and Richard H. L. Jankura’s under “Audit Committee” in the Registrant’s Annual Information Form for the year ended October 31, 2023, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Auditor Fees” and “Pre-Approval Policies and Procedures” in the Registrant’s Annual Information Form for the year ended October 31, 2023, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated herein by reference.

Effective December 20, 2022, we changed our auditor from KPMG LLP, Toronto, ON, Canada, Auditor Firm ID:85 to Ernst and Young, LLP , London, ON, Canada, Auditor Firm ID:1263

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under the heading “Off-Balance Sheet Arrangements” on page 28 of our MD&A, set forth in Exhibit 99.3, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under the heading “Contractual Obligations” on page 29 of our MD&A, set forth in Exhibit 99.3, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s Audit Committee members consist of Paul G. Oliver, Peter M. Irwin and Richard H.L. Jankura. See “Directors and Officers” and “Audit Committee” in the Registrant’s Annual Information Form for the fiscal year ended October 31, 2023, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Please see “Caution Regarding Forward Looking Information” in the Annual Information Form of the Registrant for the year ended October 31, 2023, filed as Exhibit 99.1 to this Annual Report on Form 40-F for a discussion of risks, uncertainties, and assumptions that could cause actual results to vary from those forward-looking statements.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE SECURITIES EXCHANGE ACT OF 1934

In accordance with section 13(r) of the U.S. Securities Exchange Act of 1934, we are required to disclose certain Iran-related activities. We maintain a robust economic sanctions compliance program which monitors compliance with economic sanctions requirements in the jurisdictions in which we operate and we believe we have been in compliance with relevant economic sanctions legislation throughout fiscal 2023.

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

VERSABANK

By:	/s/ David R. Taylor
Name:	David R. Taylor
Title:	President and Chief Executive Officer

Date: December 13, 2023

INDEX TO EXHIBITS

Exhibit No.	Exhibit
97.1	Compensation Recoupment Policy.
99.1	Annual Information Form for the fiscal year ended October 31, 2023.
99.2	Consolidated Financial Statement Years ended October 31, 2023 and 2022.
99.3	Management’s Discussion and Analysis of Operations and Financial Condition for the Year Ended October 31, 2023.
99.4	Consent of Ernst and Young LLP.
99.5	Consent of KPMG LLP.
99.6

Certifications of the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated December 13, 2023.

99.7

Certifications of the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated December 13, 2023.

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