Form 40-F
period 2024-10-31
VersaBank
filed 2024-12-09
CIK 1690639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: October 31, 2024

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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 26,002,577 common shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

 ☐

EXPLANATORY NOTE

Versabank (the “Bank”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Bank is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Bank are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

PRINCIPAL DOCUMENTS

The following documents are filed as part of this Annual Report:

A.         Annual Information Form

For the Bank’s Annual Information Form for the year ended October 31, 2024, see Exhibit 99.1 of this Annual Report.

B.         Audited Annual Financial Statements

For the Bank’s Audited Consolidated Financial Statements as at and for the year ended October 31, 2024, including the Report of Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 of this Annual Report.

C.          Management’s Discussion and Analysis

For the Bank’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended October 31, 2024 (“MD&A”), see Exhibit 99.3 of this Annual Report.

CONTROLS AND PROCEDURES

A.         Certifications

The required disclosure is included in Exhibits 99.5 and 99.6 of this Annual Report.

B.         Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at October 31, 2024, an internal evaluation was conducted under the supervision of and with the participation of the Bank’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Bank’s “disclosure controls and procedures” as defined in Rule 13a-15(e) under the Exchange Act. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Bank’s disclosure controls and procedures were effective in ensuring that the information required to be disclosed in the reports that the Bank files with or submits to the Securities and Exchange Commission (the “Commission”) is recorded, processed, summarized and reported, within the required time periods and that the information required to be disclosed by the Bank in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Bank’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while the Chief Executive Officer and the Chief Financial Officer believe that the Bank’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Bank’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

A Disclosure Committee, consisting of members of senior management, assists the Chief Executive Officer and the Chief Financial Officer in their responsibilities related to the evaluation of the effectiveness of the Bank’s internal control systems and processes. Management’s evaluation of controls can only provide reasonable, not absolute, assurance that all internal control issues that may result in material misstatement, if any, have been detected.

Management assessed the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2024, based on the criteria set forth in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as at October 31, 2024, the Bank’s internal control over financial reporting was effective.

D.         Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report on the internal control over financial reporting of the Bank’s independent registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies.”

E.         Changes in Internal Control over Financial Reporting

During the year ended October 31, 2024, there were no changes to the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Bank’s board of directors has determined that Paul G. Oliver, Peter M. Irwin and Robbert-Jan Brabander are serving on its audit committee and are “independent” (as defined by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Marketplace Rules) and that Paul G. Oliver, Peter M. Irwin and Robbert-Jan Brabander are “audit committee financial experts” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F). For a description of Paul G. Oliver’s, Peter M. Irwin’s and Robbert-Jan Brabander’s relevant experience in financial matters, see the biographical descriptions for Paul G. Oliver, Peter M. Irwin and Robbert-Jan Brabander under “Audit Committee” in the Bank’s Annual Information Form for the year ended October 31, 2024, which is filed as Exhibit 99.1 to this Annual Report.

The SEC has indicated that the designation of each of Paul G. Oliver, Peter M. Irwin and Robbert-Jan Brabander as audit committee financial experts does not make them an “expert” for any purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Bank has adopted a code of ethics (the “Code of Conduct,” as the term is defined in paragraph 9(b) of General Instruction B to Form 40-F), which is applicable to all of its directors, managers, officers and employees (including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing functions). The full text of the Code of Conduct is available on the Bank’s website at https://www.versabank.com/codes-and-commitments.

None of the information provided on the Bank’s website is incorporated into, or deemed to be a part of, this Annual Report, and any references to the Bank’s website are intended to be inactive textual references only.

In the past fiscal year, the Bank has not granted any waiver, including an implicit waiver, from any provision of its Code of Conduct.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Auditor Fees” and “Pre-Approval Policies and Procedures” in the Bank’s Annual Information Form for the year ended October 31, 2024, filed as Exhibit 99.1 to this Annual Report, and is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under the heading “Off-Balance Sheet Arrangements” on page [28] of the Bank’s MD&A, set forth in Exhibit 99.3, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under the heading “Contractual Obligations” on page [29] of the Bank’s MD&A, set forth in Exhibit 99.3, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Bank has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Bank’s audit committee members consist of Paul G. Oliver, Peter M. Irwin and Robbert-Jan Brabander. See “Directors and Officers” and “Audit Committee” in the Bank’s Annual Information Form for the fiscal year ended October 31, 2024, which is filed as Exhibit 99.1 to this Annual Report.

DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

The Bank is a foreign private issuer and its common shares are listed on the Nasdaq Global Select Market (“Nasdaq”).

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

The Bank does not follow Rule 5605(b)(1), which requires companies to have a majority of the board of directors comprised of independent directors, as defined in Rule 5605(a)(2). In lieu of following Rule 5605(b)(1), the Bank follows the rules of the Toronto Stock Exchange.

The Bank does not follow Rule 5605(b)(2), which requires that independent directors hold regularly scheduled meetings at which only independent directors are present (“executive meetings”). In lieu of following Rule 5605(b)(2), the Bank follows the rules of the Toronto Stock Exchange.

The Bank does not follow Rule 5605(d)(1), which requires companies to adopt a formal written compensation committee charter and have a compensation committee review and reassess the adequacy of the charter on an annual basis. In lieu of following Rule 5605(d)(1), the Bank follows the rules of the Toronto Stock Exchange.

The Bank does not follow Rule 5605(d)(2), which requires companies to have a compensation committee comprised of at least two members, with each member being Independent Director as defined under Rule 5605(a)(2). In lieu of following Rule 5605(d)(2), the Bank follows the rules of the Toronto Stock Exchange.

The Bank does not follow Rule 5605(e)(1), which requires independent director involvement in the selection of director nominees, by having a nominations committee comprised solely of independent directors. In lieu of following Rule 5605(e)(1), the Bank follows the rules of the Toronto Stock Exchange.

The Bank does not follow Rule 5605(e)(2), which requires companies to adopt a formal written charter or board resolution, as applicable, addressing the director nomination process and such related matters as may be required under the federal securities laws. In lieu of following Rule 5605(e)(2), the Bank follows the rules of the Toronto Stock Exchange.

The Bank does not follow Rule 5610, which requires companies to adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available and comply with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002 and any regulations promulgated thereunder by the SEC. In lieu of following Rule 5610, the Bank follows the rules of the Toronto Stock Exchange.

The Bank does not follow Rule 5620(c) (shareholder quorum) but instead follows its home country practice, as described below:

●

Shareholder Meeting Quorum Requirements: The Nasdaq minimum quorum requirement under Rule 5620(c) for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a registrant listed on Nasdaq is required to state its quorum requirement in its by-laws. The Bank’s quorum requirement is set forth in its by-laws. A quorum for a meeting of shareholders of the Bank is two shareholders or proxyholders that hold or represent, as applicable, not less than 25 percent of the issued and outstanding shares entitled to be voted at the meeting.

The foregoing is consistent with the laws, customs and practices in Canada.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. Please see “Caution Regarding Forward Looking Information” in the Annual Information Form of the Bank for the year ended October 31, 2024, filed as Exhibit 99.1 to this Annual Report for a discussion of risks, uncertainties, and assumptions that could cause actual results to vary from those forward-looking statements.

UNDERTAKING

The Bank undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE SECURITIES EXCHANGE ACT OF 1934

In accordance with Section 13(r) of the Exchange Act, we are required to disclose certain Iran-related activities. We maintain a robust economic sanctions compliance program which monitors compliance with economic sanctions requirements in the jurisdictions in which we operate and we believe we have been in compliance with relevant economic sanctions legislation throughout fiscal year 2024.

CONSENT TO SERVICE OF PROCESS

The Bank has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises. Any change to the name or address of the Bank’s agent for service shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the Bank.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Bank certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

VERSABANK

By:	/s/ Brent T. Hodge
Name:	Brent T. Hodge
Title:	SVP, General Counsel & Corporate Secretary

Date: December 9, 2024

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Annual Information Form for the year ended October 31, 2024.
99.2	Consolidated Financial Statements as at and for the years ended October 31, 2024 and 2023.
99.3	Management’s Discussion and Analysis of Operations and Financial Condition for the year ended October 31, 2024.
99.4	Consent of Ernst & Young LLP.
99.5

Certifications of the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated December 4, 2024.

99.6

Certifications of the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated December 4, 2024.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definitions Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101)