Form 40-F/A
period 2024-10-31
VersaBank
filed 2025-04-15
CIK 1690639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

☐

EXPLANATORY NOTE

Versabank (the “Bank”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare its annual report on Form 40-F pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Bank is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Bank are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

This Amendment No. 1 (this “Amendment”) to the Bank’s Annual Report on Form 40-F, filed on December 9, 2024 (the “Original Annual Report”), amends the Original Annual Report to include the Bank’s Compensation Recoupment Policy as Exhibit 97.1. In addition, as required by Rule 12b-15 and Rule 13a-14(a) of the Exchange Act, new certifications by the Bank’s principal executive officer and principal financial officer are filed herewith as Exhibit 99.5. Because no financial statements have been included in this Amendment, paragraphs 3, 4 and 5 of the certifications have been omitted. The Bank is also not including new certifications under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002), as no financial statements are filed with this Amendment.

This Amendment consists of a cover page, this explanatory note, the signature page and the exhibit index (including Exhibits 97.1 and 99.5). Other than expressly set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Original Annual Report nor does this Amendment reflect any events that have occurred after the Original Annual Report was filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Bank certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment to be signed on its behalf by the undersigned, thereto duly authorized.

VERSABANK

By:	/s/ Brent T. Hodge
Name:	Brent T. Hodge
Title:	SVP, General Counsel & Corporate Secretary

Date: April 14, 2025

INDEX TO EXHIBITS

Exhibit No.	Exhibit

97.1*	Compensation Recoupment Policy.
99.1*	Annual Information Form for the year ended October 31, 2024.
99.2*	Consolidated Financial Statements as at and for the years ended October 31, 2024 and 2023.
99.3*	Management’s Discussion and Analysis of Operations and Financial Condition for the year ended October 31, 2024.
99.4*	Consent of Ernst & Young LLP.
99.5

Certifications of the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated December 4, 2024.

99.6*

Certifications of the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated December 4, 2024.

101	Inline Interactive Data File
104	Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101)

*Previously filed.