Form 40-F
period 2025-10-31
VersaBank
filed 2025-12-10
CIK 1690639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: October 31, 2025

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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 31,945,535 common shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

For the Bank’s Annual Information Form for the year ended October 31, 2025, see Exhibit 99.1 of this Annual Report.

B.	Audited Annual Financial Statements

For the Bank’s Audited Consolidated Financial Statements as at and for the year ended October 31, 2025, including the Report of Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 of this Annual Report.

C.	Management’s Discussion and Analysis

For the Bank’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended October 31, 2025 (“MD&A”), see Exhibit 99.3 of this Annual Report.

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

As at October 31, 2025, an internal evaluation was conducted under the supervision of and with the participation of the Bank’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Bank’s “disclosure controls and procedures” as defined in Rule 13a-15(e) under the Exchange Act. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Bank’s disclosure controls and procedures were effective in ensuring that the information required to be disclosed in the reports that the Bank files with or submits to the Securities and Exchange Commission (the “Commission”) is recorded, processed, summarized and reported, within the required time periods and that the information required to be disclosed by the Bank in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Bank’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2025, based on the criteria set forth in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as at October 31, 2025, the Bank’s internal control over financial reporting was effective.

D.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report on the internal control over financial reporting of the Bank’s independent registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies.”

E.	Changes in Internal Control over Financial Reporting

During the year ended October 31, 2025, there were no changes to the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Bank’s board of directors has determined that Paul G. Oliver, Peter M. Irwin and Robbert-Jan Brabander are serving on its audit committee and are “independent” (as defined by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Marketplace Rules) and that Paul G. Oliver, Peter M. Irwin and Robbert-Jan Brabander are “audit committee financial experts” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F). For a description of Paul G. Oliver’s, Peter M. Irwin’s and Robbert-Jan Brabander’s relevant experience in financial matters, see the biographical descriptions for Paul G. Oliver, Peter M. Irwin and Robbert-Jan Brabander under “Audit Committee” in the Bank’s Annual Information Form for the year ended October 31, 2025, which is filed as Exhibit 99.1 to this Annual Report.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Auditor Fees” and “Pre-Approval Policies and Procedures” in the Bank’s Annual Information Form for the year ended October 31, 2025, filed as Exhibit 99.1 to this Annual Report, and is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under the heading “Off-Balance Sheet Arrangements” on page [28] of the Bank’s MD&A, set forth in Exhibit 99.3, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The disclosure provided under the heading “Contractual Obligations” on page [29] of the Bank’s MD&A, set forth in Exhibit 99.3, is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Bank has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Bank’s audit committee members consist of Paul G. Oliver, Peter M. Irwin and Robbert-Jan Brabander. See “Directors and Officers” and “Audit Committee” in the Bank’s Annual Information Form for the fiscal year ended October 31, 2025, which is filed as Exhibit 99.1 to this Annual Report.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Bank’s Compensation Recoupment Policy is filed as Exhibit 97.1 to this annual report on Form 40-F.

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

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. Please see “Caution Regarding Forward Looking Information” in the Annual Information Form of the Bank for the year ended October 31, 2025, filed as Exhibit 99.1 to this Annual Report for a discussion of risks, uncertainties, and assumptions that could cause actual results to vary from those forward-looking statements.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE SECURITIES EXCHANGE ACT OF 1934

In accordance with Section 13(r) of the Exchange Act, we are required to disclose certain Iran-related activities. We maintain a robust economic sanctions compliance program which monitors compliance with economic sanctions requirements in the jurisdictions in which we operate and we believe we have been in compliance with relevant economic sanctions legislation throughout fiscal year 2025.

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

VERSABANK
By:	/s/ Brent T. Hodge
Name:	Brent T. Hodge
Title:	SVP, General Counsel & Corporate Secretary

Date: December 10, 2025

INDEX TO EXHIBITS

Exhibit No.	Exhibit

97.1	Compensation Recoupment Policy
99.1	Annual Information Form for the year ended October 31, 2025.
99.2	Consolidated Financial Statements as at and for the years ended October 31, 2025 and 2024.
99.3	Management’s Discussion and Analysis of Operations and Financial Condition for the year ended October 31, 2025.
99.4	Consent of Ernst & Young LLP.
99.5

Certifications of the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 dated December 10, 2025.

99.6

Certifications of the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated December 10, 2025.

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